

April 3, 2024

Bernadette Madarieta
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

> **Re: Lamb Weston Holdings, Inc.**
> **Form 10-K for the Year Ended May 28, 2023**
> **Form 10-Q for the Quarter Ended November 26, 2023**
> **Response dated March 21, 2024**
> **File No 001-037830**

Dear Bernadette Madarieta:

We have reviewed your March 21, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Response Letter Dated March 21, 2024

Form 10-Q for the Quarter Ended November 26, 2023
Note 12. Segments, page 15

1. We note from your response to our prior comment 2, that you will revise the reconciliation of your segment profitability measure to remove the line item for income (loss) from operations including equity method investment earnings. Please note that the reconciliation should also be revised to total the segment measures of profitability and to reconcile to income before income taxes, rather than net income. See guidance in ASC 280-10-50-30(b).

   Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing